UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: January 2021

Commission File Number: 001-33562

PLATINUM GROUP METALS LTD.

Suite 838 - 1100 Melville Street, Vancouver BC, V6E 4A6, CANADA
Address of Principal Executive Office

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLATINUM GROUP METALS LTD.

/s/ Frank Hallam
Date: January 13, 2021	Frank Hallam
Chief Financial Officer

EXHIBIT INDEX

EXHIBITS 99.1 AND 99.2 INCLUDED WITH THIS REPORT ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT'S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-231964) (THE "REGISTRATION STATEMENT"), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED, AND EXHIBIT 99.3 IS HEREBY INCORPORATED BY REFERENCE AS EXHIBIT TO SUCH REGISTRATION STATEMENT.  101.INS, 101.SCH, 101.CAL, 101.DEF, 101.LAB AND 101.PRE ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRATION STATEMENT.

Exhibit	Description
99.1	Condensed Consolidated Interim Financial Statements for the Period Ended November 30, 2020
99.2	Management's Discussion and Analysis for the Period Ended November 30, 2020
99.3	Consent of R. Michael Jones
99.4	Form 52-109F2 - Certification of Interim Filings - CEO
99.5	Form 52-109F2 - Certification of Interim Filings - CFO
99.6	News Release dated January 13, 2021
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Labels Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase